[redacted]

08030621

UNITED STATES
...ITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB Number 3235-0123
Expires: February 28, 2010
Estimated average burden
Hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8 - 48662~~ 8-67099

FACING PAGE
Information Required of Brokers and Dealers Pursuant to §17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WEXTRUST SECURITIES LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (do not use PO Box No.)

999 WATERSIDE DRIVE
Street Address

City	State	Zip Code
NORFOLK	VA.	23510

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT.

Name	Telephone
Ralph Sabine	757-623-0246

PROCESSED
APR 03 2008
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard G. Baccari, CPA
Name of individual (first, middle, last)

Address	City	State	Zip
10 Mitchell Place, Suite 202	White Plains,	New York	10601

SEC Mail Processing Section
MAR 28 2008
Washington, DC
101

Check One:

_X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions.

For Official Use Only

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 142C(3-91)

OATH OR AFFIRMATION

I, Ralph Sabine ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wextrust Securities LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Virginia
Norfolk County / City

Signature

Chief Compliance Officer
Title

Kimberly Dyanne Heidelberg
Notary Public

My Commission Expires
December 31, 2011

This report** contains (check all applicable boxes):

_X_ (a) Facing page
_X_ (b) Statement of Financial Condition
_X_ (c) Statement of Income (Loss)
_X_ (d) Statement of Changes in Financial Condition – CASH FLOWS
_X_ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
_X_ (g) Computation of Net Capital
___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
___ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3
___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
___(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
_X_ (l) An Oath or Affirmation
___ (m) A copy of the SIPC Supplemental Report
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
_X_(o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RICHARD G. BACCARI & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Wextrust Securities, LLC
Norfolk, Virginia

We have audited the accompanying consolidated statement of financial condition of Wextrust Securities, LLC (the "Company") and subsidiary as of December 31, 2007 and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiary as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard G. Baccari & Co LLP
White Plains, NY

March 20, 2008

WEXTRUST SECURITIES, LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

ASSETS:	2007
Cash	$ 275,114
Accounts receivable	1,726,207
Total assets	$ 2,001,321

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable	$ 18,335
Commission payable	64,625
Due to affiliates (Note 3)	1,633,656
Total liabilities	$ 1,716,616
Commitments and contingencies (Note 4)	
MEMBERS' EQUITY	284,705
Total liabilities and members' equity	$ 2,001,321

See Independent Auditors' Report and Notes to financial statements.

WEXTRUST SECURITIES, LLC
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

	2007
Revenues:	
Private placement fees (Note 2)	$ 7,617,797
Referral fees	44,217
Other revenue	36,239
Total revenues	$ 7,698,253
Operating Expenses:	
Administrative costs (Note 3)	6,533,163
Broker commissions	648,814
Professional fees	40,599
Record keeping and regulatory fees	68,843
Travel and meals	69,334
Miscellaneous	12,976
Total operating expenses	7,373,729
Net Income	$ 324,524

See Independent Auditors' Report and Notes to financial statements.

WEXTRUST SECURITIES, LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2007	$	242,181
Return of capital to members		(282,000)
Net Income		324,524
Balance, December 31, 2007	$	284,705

See Independent Auditors' Report and Notes to financial statements.

WEXTRUST SECURITIES, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	324,524
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) in due from affiliate		(1,600,082)
Decrease in other receivable		50,000
Increase in accounts payable		2,340
Increase in commission payable		5,003
Increase in due to affiliate		1,633,656
Net cash provided by operating activities		415,441
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member capital withdrawals		(282,000)
Net cash (used in) financing activities		(282,000)
Net increase in cash		133,441
Cash - beginning of year		141,673
Cash - end of year	$	275,114
Cash paid during the year for:		
Interest	$	-
Taxes	$	-

See Independent Auditors' Report and Notes to financial statements.

WEXTRUST SECURITIES, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

Note 1 – Summary of Significant Accounting Policies

The Company

Wextrust Securities, LLC (the "Company"), is primarily engaged in the business of being a securities broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has a branch office in Israel, Wextrust Securities (Israel), LLC, which is wholly owned by the Company. The results of the branch office have been included in these financial statements. The Company's revenue consists principally of fees from private placements.

Basis of presentation

These financial statements and accompanying notes are prepared in accordance with United States generally accepted accounting principles.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

Foreign Currency

All foreign currency transactions have been translated into U.S. dollars as of the transaction date.

Income Taxes

The members elected to be taxed as a Limited Liability Company under the provisions of the Internal Revenue Code. Accordingly, taxable income will be reported on the tax return of the individual members.

Note 2 – Concentrations of Credit Risk

Bank balances may at times exceed insured limits. Management does not consider there to be any significant risk with respect to its bank balances.

The Company derives 100% of its private placement revenue from its affiliate, Wextrust Capital LLC ("WC"). Accordingly, the Company is exposed to concentration relating to the revenue and corresponding receivables. The Company considers the credit risk to be low as WC intends to continue using the Company as selling agent in the future.

Note 3 – Related Party Transactions

The Company has an expense sharing arrangement with its Israeli affiliate, Summit Capital Ltd. ("SC") on May 1, 2007 for a term of one year with automatic renewals on a year-to-year basis. SC provides office and administrative services to the Company for $30,000 per month subject to periodic adjustment, as appropriate. As of December 31, 2007, there is a payable to SC for $90,000 for these services. The payable has no set terms or interest rate.

On a regular basis, in the anticipation of the collection of receivables related to the placement of securities, the Company recognized administrative costs that are owing to WC but only upon the collection of the receivables. At December 31, 2007, $1,543,656 was owed to WC, in this regard. The payable has no set terms or interest rate.

Note 4 – Commitments and Contingencies

The Company has an expense sharing agreement with WC for office and administrative services which states that WC will provide these services to the Company at no cost. The term of the agreement is for one year with automatic renewals on a year-to-year basis.

Note 5 – Regulatory Compliance

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(i). The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital Rule"), which requires its net capital be at least $5,000, and its aggregate indebtedness be less than 15 to 1. As of December 31, 2007, the Company's net capital is $165,808 which exceeded its effective requirement of $114,441 by $51,367.

Wextrust Securities, LLC
Computation of Net Capital
December 31, 2007

Net Capital Computation

Total Equity		$	284,705
Less: Non Allowable Assets			117,926
Tentative Net Capital			166,779
Less: Haircuts			967
Net Capital		$	165,812
Less the Greater of:			
Minimum Dollar Net Capital Requirement	5,000		
or			
Minimum Net Capital Required (6.66% of Aggregate Indebtedness $1,716,616)	114,441		
Minimum Required Net Capital		$	114,441
Excess Net Capital		$	51,371

Schedule of Non Allowable Assets

Due from Affiliate	117,926
	117,926

Aggregate Indebtedness

Accounts Payable	$	18,335
Commission Payable		64,625
Due to Affiliates		1,633,656
	$	1,716,616
Percentage of Aggregate Indebtedness to Net Capital		1035%

No material differences exist between the above computation and the computation included in the corresponding amended Form X-17A-5 Part IIA filed on March 27, 2008.

See Independent Auditors' Report and Notes to financial statements.

RICHARD G. BACCARI & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
Wextrust Securities LLC:

In planning and performing our audit of the consolidated financial statements of Wextrust Securities, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide mangement with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error of fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the

RICHARD G. BACCARI & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard G. Baccari & Co LLP

White Plains, New York

March 20, 2008

END